DAL Investment Co., L.L.C.

1	Code of Ethics

General

The Code of Ethics is predicated on the principle that DAL owes a fiduciary duty to its clients. Accordingly, DAL’s employees must avoid activities, interests and relationships that run contrary (or appear to run contrary) to the best interests of clients. At all times, DAL must:

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Place client interests ahead of DAL’s - As a fiduciary, DAL must serve in its clients’ best interests. In other words, DAL employees may not benefit at the expense of advisory clients. This concept is particularly relevant when employees are making personal investments in securities traded by advisory clients.

•	Engage in personal investing that is in full compliance with DAL’s Code of Ethics - Employees must review and abide by DAL’s Personal Securities Transaction and Insider Trading Policies.
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Avoid taking advantage of your position - Employees must not accept investment opportunities, gifts or other gratuities from individuals seeking to conduct business with DAL, or on behalf of an advisory client. However, employees may accept gifts from a single giver in aggregate amounts not exceeding NASD limits, and may attend business meals, sporting events and other entertainment or educational events at the expense of a giver, as long as the expense is reasonable and both the giver(s) and employee(s) are present.

Any questions with respect to DAL’s Code of Ethics should be directed to the Compliance Officer and/or the President.